UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C-AR
UNDER THE SECURITIES ACT OF 1933

2017 Annual Report

Name of issuer:

Uni-boil MP Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

California

Date of organization:

08 May 2015

Physical address of issuer:

500 N Atlantic Blvd, # 127
Monterey Park
California 91754
USA

Website of issuer:

http://www.uniboil.com

Name of intermediary through which the offering will be conducted:

Ksdaq Inc.

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Current number of employees:
20

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	117,797.74	154,272
Cash & Cash Equivalents	26,654.16	25,127
Accounts Receivable:	10,331.62	35,290
Short-term Debt:	30,000.00	30,000
Long-term Debt:	0	0
Revenues/Sales	952,619.78	706,330
Cost of Goods Sold:	254,425.57	239,713
Taxes Paid:	187,453.62	94,862
Net Income:	-83,429.68	3,956

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the popularity of Chinese restaurants in California;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds; and
- our ability to protect our recipe secret.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the restaurant and food service industry;
- growth of, and risks inherent in, the restaurant and food service industry in the U.S;
- our ability to continuously keep up with changes in tastes and preferences of customers;
- maintaining the quality of our dishes;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights and recipe secret.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Uni-boil MP Inc shall include any joint venture in which Uni-boil MP Inc holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Uni-boil MP Inc.

"Company " means Uni-boil MP Inc.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Uni-boil MP Inc.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the common stock of Uni-boil MP Inc.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:

Uni-boil MP Inc.

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The issuer did not file this annual report within 120 days after the end of 2017 fiscal year (filed on 2 May 2018).

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Mingfai Lai   **Dates of Board Service: May 2015**

Principal Occupation:
Chief Executive Officer of Uni-boil MP Inc

Employer:
Uni-boil MP Inc
Uni-boil MP Inc is a full-service hot pot restaurant in Los Angeles, California operating under the brand name "UniBoil". It specializes in Chinese hot pot cuisine with a signature menu which is characterized by its chicken broth secret recipe.

May 2015 to Present
Chief Executive Officer

Business Experience:
Uni-Boil Group, Inc. - 2014 to Present
Dongguam City Changxin Industry Co., Ltd. - 2012 to 2014
SUNUP Mecha - Electronic Equipment Ltd. - 2010 to 2012
Pollux Ltd.- 2008 to 2010
Game World Company - 1997 to 2008
Twin-Star Company - 1997 to 2008

Mingfai Lai served as General Manager of a wholesale and export company, Game World Company as well as a local retail company, Twin-Star Company, since 1997. He was responsible for managing company's operation. The two companies merged in 2008 where he continued to serve as the General Manager.

In 2003, Mr Lai became an Official Dealer for Microsoft in Hong Kong. He has also a long-term cooperation relationship with Sony Hong Kong as its PlayStation Dealer. Since 2010, he joined and was responsible for SUNUP Mecha - Electronic Equipment Limited regional cooperation in the US. He then joined Dongguam City Changxin Industry Company Limited in 2012 and was responsible for product development and foreign sales strategy formulation. Furthermore, he was mainly responsible for preparing the American branch of the company.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Mingfai Lai

Principal Occupation:
Chief Executive Officer of Uni-boil MP Inc

Employer:
Uni-boil MP Inc
Uni-boil MP Inc is a full-service hot pot restaurant in Los Angeles, California operating under the brand name "UniBoil". It specializes in Chinese hot pot cuisine with a signature menu which is characterized by its chicken broth secret recipe.

May 2015 to Present
Chief Executive Officer

Business Experience:
Uni-Boil Group, Inc. - 2014 to Present
Dongguam City Changxin Industry Co., Ltd. - 2012 to 2014
SUNUP Mecha - Electronic Equipment Ltd. - 2010 to 2012
Pollux Ltd. - 2008 to 2010
Game World Company - 1997 to 2008
Twin-Star Company - 1997 to 2008

Mingfai Lai served as General Manager of a wholesale and export company, Game World Company, as well as a local retail company, Twin-Star Company, since 1997. He was responsible for managing company's operation. The two companies merged in 2008 where he continued to serve as the General Manager.

In 2003, Mr. Lai became an Official Dealer for Microsoft in Hong Kong. He has also a long-term cooperation relationship with Sony Hong Kong as its PlayStation Dealer. Since 2010, he joined and was responsible for SUNUP Mecha - Electronic Equipment Limited regional cooperation in the US. He then joined Dongguam City Changxin Industry Company Limited in 2012 and was responsible for product development and foreign sales strategy formulation. Furthermore, he was mainly responsible for preparing the American branch of the company.

Name: Wai Lun Pun

Principal Occupation:
Chief Operating Officer of Uni-boil MP Inc

Employer:
Uni-boil MP Inc
Uni-boil MP Inc is a full-service hot pot restaurant in Los Angeles, California operating under the brand name "UniBoil". It specializes in Chinese hot pot cuisine with a signature menu which is characterized by its chicken broth secret recipe.

May 2015 to Present
Chief Operating Officer

Business Experience:
Indio Products, Inc. - 2013 to 2015
OSM Group AB, - 2010 to 2013
DICOTA - 2007 to 2010
Nam Wah Watch Case Factory Ltd - 2005 to 2006

Before joining Uni-boil MP Inc, Wai Lun Pun served as Quality Manager at Indio Products, Inc from 2013 to 2015 and QE Manager at OSM Group AB from 2010 to 2013. Mr. Pun also worked at DICOTA and Nam Wah Watch Case Factory Ltd after graduating from the City University of Hong Kong with a Bachelor of Engineering degree in Mechatronic.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Mingfai Lai	100,020 Shares Common Stock	98.88%

* The issuer certified that the above information is be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock	1,000,000	101,212	YES	NO

24. Describe the material terms of any indebtedness of the issuer:

As of December 31, 2017, the Company has a shareholder loan of $30,000.00 payable to Mr. Mingfai Lai, who is the sole shareholder owning 98.88 percent of the common stock in the Company. (For principal security holder of the Company, please refer to question 6 of this Form C)

As of December 31, 2017, the Company recorded a due to UBL Holding Inc. of $34,835.18. Mr. Mingfai Lai owns 100% of UBL Holding Inc. and is a director of UBL Holding Inc.

25. What other exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Status
August 8, 2017	Regulation Crowdfunding	Common Stock	1,212 shares at $10 per share, equal to a total amount of $12,120	- Purchase of Equipments - Working Capital	Closed on December, 27 2017

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    a. **any director or officer of the issuer;**

    b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

    c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

d. any immediate family member of any of the foregoing persons.

As of December 31, 2017, the Company recorded a due to UBL Holding Inc. of $34,835.18.

UBL Holding Inc. is deemed to be a related party of the Issuer in respect of the above item because, Mr. Mingfai Lai, who is the sole shareholder owning 98.88 percent of the common stock in the Issuer, also owns 100% of UBL Holding Inc. and is a director of UBL Holding Inc.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. Uni-boil MP Inc was incorporated in 8 May 2015 and has been operating its chinese hotpot restaurant in Monterey Park, Los Angeles since 10 July 2015.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

Revenue
Revenue in 2017 was $952,619.78, which increased $246,289.78, or 34.9% compared to $706,330 in 2016. The increase was primarily due to the growth of our restaurant sales.

Cost of good sold and Total Expenses
Cost of good sold
Our cost of revenue consists primarily of cost of raw materials and consumables used. Key ingredients we use include beef, pork and fresh vegetables.

Cost of good sold in 2017 was $254,425.57, increased $14,712.57, or 6.1% compared to $239,713 in 2016. The increase was primarily due to growth of our restaurant sales and therefore the cost of good sold.

Total Expenses are the operating expenses, including payroll expenses, rental expenses, advertising and promotion cost, insurance expenses, professional fees and tax expenses and utilities costs.

Our total expenses in 2017 was $791,904.01, increased $329,243.01, or 71.1 % compared to $462,661 in 2016. The increase was primarily due to a significant increase in payroll expenses, professional fees and tax expenses.

We believe the surge in professional fees incurred in 2017 is one-time in nature and therefore we expect the total expenses in 2018 will be lower.

Liquidity and Capital Resources
Our principal sources of liquidity are our cash on deposit with banks (savings and checking accounts), and cash generated from operations. Our cash on deposit with banks totaled $26,654.16 as of December 31, 2017 an increase of $1527.16 from December 31, 2016. The increase reflects a

negative cash flow in operating activities, offset by a slightly higher cash generated from financing activities, including a successful regulation crowdfunding offering of our common stock in 2017, in which we raised a gross amount of $12,120.

Management Discussion

In 2017, the United States benefited from the overall recovery of economy. By exerting the strengths in exploring consumers' needs and driving economy growth, Uniboil continued to maintain steady and healthy advancement and realised sustainable development.

However, competition in the catering industry has intensified with high opening rate and high closure rate. We believe the development of the catering industry is shifting to "quality-and-efficiency-oriented". In 2018, Uniboil will try to improve its operation and management, brand building, innovations of new dishes, technology applications and supply chain. We will continue to adopt lean management approach and strictly control the quality of food. Meanwhile, the management is capitalising on opportunities arising from industry reform and bringing better return on investment for shareholders.


Uniboil
January 20 · Instagram
----- NEW SOUP BASE ALERT -----
Curry fish ball soup is launched! This soup is developed by our Michelin star chef John W. Its now available in all LA locations.


Uniboil
December 8, 2017 · Instagram
#Repost from @ferryalan
Make a wish in front of rainbow dumpling, and dream may come true.
集齊7色美味水餃，召喚神龍。願望是吃再多也不會胖
See Translation


Uniboil
February 3 · Instagram
#Repost from @maggieeats
Last few hours to enter Maggie's giveaway! Good luck!


Uniboil
March 8 · Instagram
Free hotpot event alert! And a lots more stuffs!
Check us out by below link (by Bobalife)
http://www.cityslove.com/.../JDJ5JDEwJFJhdFEya0lhZUxQV3ljVDhY...


Uniboil
September 15, 2017 · Instagram
Uniboil Sizzling rice only available on selected location.


Uniboil
April 2 at 2:41am · Instagram
We have everything for you to feast your hotpot craving at #elkgrove
(by @bobalife)

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements*

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
http://www.uniboil.com/ir

The issuer must continue to comply with the ongoing reporting requirements until:
   a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.202 et seq.), the undersigned issuer hereby certifies that the information in the Annual Report is fair, complete and accurate.

Wai Lun Pun

_____
[Signature Code: 4RQuqSLdZYVvdX2zMmQJI5N73aTK8RCFdn6N_a_wc-Ok9CJk2QB7R0YgJQWX9XHDW-gFI_V_2M-f6_zgUJebJkoR7MnhNOQIPA_RNDMujPM]

Wai Lun Pun
Chief Operating Officer
Uni-boil MP Inc
Date: May 1, 2018

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

We are a full-service hot pot restaurant in Los Angeles, California operating under the brand name "UniBoil". We specialize in Chinese hot pot cuisine with a signature menu that is characterized by our secret recipe chicken broth. Based on our signature menu, we will follow a differentiation strategy that will provide unique, or hard to find choices to Chinese hot pots.

Our utmost priorities are freshness, quality, and good service. We use high quality ingredients and we want to change the misconception that Chinese food equates to a cheap, unfriendly experience. Our mission is to offer a great tasting and price-for-value meal made of fresh-and-high quality ingredients to each customer during every visit.

Our Keys to Success

- A repeat business with a location convenient to Monterey Park and downtown residents;
- Providing customers with the maximum number of services to create the greatest sales volume during the company's peak hours of operation;
- Uniqueness of our hot pot cuisine;
- Successful marketing, advertising, and promotion campaigns via social media, printed material, billboards, loyalty programs and discounts;
- Ability to offer our dishes at a slightly higher price than that of its competitors;
- Credibility to its clients as an upscale establishment that provides a unique and quality hot pot dishes; and
- Availability to capital to cover the higher than expected operating costs due to the differentiated and expanded menu.

Product and Services

We offer a casual dining experience, which attracts customers from different income segments and age groups. Our menu is designed around our secret recipe chicken broth, which is prepared using our proprietary recipe, and features a wide variety of ingredients. The ability to mix and match such items gives customers the freshness, the flexibility to cater to their preferences and dietary requirements. In addition, we continuously evolve and tailor our menu, and innovate new dishes, based on prevailing market trends and local customer preferences. Our menu also offers a selection of appetizers, main dishes, snacks, desserts and drinks to complement our hot pot dishes. We tailor our menu to Los Angeles residents and tourists, according to our understanding of customer taste and preferences and consumption patterns.

Location of our restaurant

We have solicited an excellent locality in the Monterey Park area and intends to provide a suitably upscale environment to draw in the company's main target market segment. Monterey Park is a hillside suburban city in Los Angeles, 7 miles east of Downtown Los Angeles. Monterey Park is part of a cluster of cities (Alhambra, Arcadia, Temple City, Rosemead, San Marino, and San Gabriel in the west San Gabriel Valley) with a growing Asian American population, making up 66.9% of its

resident population at 2010; 47.7% of its residents are of Chinese descent, the largest concentration of Chinese Americans of any municipality in the United States.


W Hellman Ave
24 Hour Fitness
Curry House
Informal spot for Japanese curry & more
Happy
Daiso Japan
Ten Ren's Tea Time
AMC Atlantic Times Square 14
Huge Tree Pastry
Monterey Park Inn
W Emerson Ave
Ralphs
Bank of America Financial Center
N Atlantic Blvd
N Chandler Ave
N Moore Ave
N Ynez Ave
W Hampton Ave
W Hillard Ave
W Garcelon Ave
S Electric Ave
S Marguerita Ave
Curtis Ave
S Curtis Ave
S Olive Ave
Hathaway Ave
S 9th St
S 8th St
S 7th St
S 6th St
Roark Dr
Guest Dr
Midwickhill Dr
Siwanoy Dr
Riegel Dr
Melhorn Dr
Hagen Dr

UniBoil (Shop Monterey Park) on Google Map

Action Items

We are aiming to achieve higher sales and profitability, through the following initiatives:

- **Introduce new menu items and dishes.** We will continue to introduce new menu items and innovate new dishes, including hot pot dishes and non-hot pot dishes like appetizers, snacks and desserts. Our menu are regularly reviewed and updated to accommodate changing market trends and customer taste and preferences.

- **Enhance the variety of food and drinks.** In addition to our hot pot dishes, we also plan to offer a greater selection of food and drinks, including appetizers, snacks, desserts, alcoholic and non-alcoholic beverages.

- **Strengthen our supply chain** To ensure fresh, timely and responsive deliveries to our customers, we plan to strengthen our supply chain management, to enhance the efficiency of movement and storage of raw materials, work-in-process inventory, and to ensure food quality and safety

- **Increase lunchtime sales and introduction of teatime hot pot.** At present, a significant of portion of our restaurant sales are generated during dinner hours. We plan to increase our lunchtime sales through hiring extra people, offering new dishes and menu items, and strengthen our marketing efforts to attract busy customers who seek a quick and quality

lunch. Introduction of teatime hot pot at a discounted price and smaller size will also be one of our initiatives to better utilize our kitchen facilities during non-peak hours.

- **Strengthen our efficiency of our operations.** We always seeks ways to enhance and strengthen our efficiency of our operations. We have implemented various initiatives to streamline our operational processes and improve restaurant hygiene and safety standards, quality of service, reliability of raw materials supply and food quality.

- **Introduce customer loyalty programs**. We will introduce a number of customer loyalty programs, such as VIP memberships, rewards program, coupons and referrals, to entice customers to return.

- **Enhance our brand awareness.** We plan to strengthen our reputation for high quality, healthy, and delicious hot pot cuisine. According to the characteristics of our location and customer segments, we will conduct advertising activities through various social media and restaurant-level promotional activities.

- **Know what our customers want.** We will closely monitor our social media, comments on crowd-sourced reviews websites like yelp.com and listen to customers feedbacks. We will also regularly conduct customer surveys and market studies to closely monitor customer tastes and preferences.

Our signature cuisine and menu

Hot pot is a popular traditional cuisine in China, prepared with a simmering pot of stock at the dining table. While the hot pot is kept simmering, ingredients are placed into the pot and are cooked at the table. Typical hot pot dishes include thinly sliced meat, leaf vegetables, mushrooms, wontons, egg dumplings, tofu, and seafood. The cooked food is usually eaten with a dipping sauce. Hot pot meals are usually eaten in the winter during supper time.

UniBoil's chef uses over 40 pounds of fresh chicken to create the base of the hot pot broths. The chicken stock is placed on high fire for 4 to 6 hours and then simmered for a total of 10 to 12 hours. The special tomato broth is made using fresh tomatoes daily. Even their hibiscus drink is brewed every morning using dried hibiscus leaves.

UniBoil's broth is free of MSG and high volumes of salt and oil that are present in many Chinese hot pot eateries. In addition, UniBoil only serves top-notch ingredients, including Certified Angus Beef, Snake River Farms: American Kurobuta Pork.

Our Menu
We review our menu regularly and introduce new dishes from time to time. To offer our customers more choices other than standard hot pot dishes, we offer a selection of appetizers, main dishes, snacks and desserts to complement our hot pot dishes. Non-hot pot items is to broaden our customer base and attract customers to visit us during lunch hours and teatime. We analyze customer orders, expenditure patterns and monitor our social media channels to improve our services by adjusting our menu and dishes, and food flavorings to suit customer preferences.

	Name					
Soup Base 湯底	Szechuan Pepper 特色麻辣湯底		How to Order:			
	Spicy Hot Soup 香辣湯底		Soup Base + Protein (exclude Specials) + Side + Add-ons (optional)			
	Tomato Hot Soup 香濃蕃茄湯底					
	Real Chicken Broth 清潤湯底				**Name**	
	Tom Yum Soup 泰國冬陰功湯底			**Side 主食**	Vermicelli 冬粉	
	Satay Hot Soup 馬來沙嗲湯底				Steamed Rice白飯	

	Name	Ingredients	Price (USD)			Name		Price (USD)
Protein 鍋物	Certified Angus Beef 安格斯肥牛鍋物	Beef, Mushroom, Tofu, Tomato, Corn, Fried Bean Curd, Lotus Roots, Green Onion, Vegetables by Season	$11.99		**Beverage 飲料**	Coca-Cola		$2.00
						可口可樂		
	Seafood Special 海鮮鍋物	Shrimp, Oyster, Scallop, Clam, Mussel, Fish, Tofu, Corn, Mushroom, Lotus Roots, Vegetable by Season	$14.99			Sprite		$2.00
						雪碧		
						Jia Duo Bao		$2.50
	Kurobuta Pork 黑豬鍋物	Pork, Mushroom, Tofu, Tomato, Corn, Fried Bean Curd, Lotus Roots, Green Onion, Vegetable by Season	$11.99			加多寶		
						Flowering Tea	CUP 杯	$2.50
						花茶	Pitcher 扎	$8.00
	Superfine Lamb Shoulder 羊肉鍋物	Lamb, Mushroom, Tofu, Tomato, Corn, Fried Bean Curd, Lotus Roots, Green Onion, Vegetable by Season	$11.99			Plum Drink	CUP 杯	$2.50
						酸梅湯	Pitcher 扎	$8.00
						Beijing Yogurt		$2.30
						北京酸奶		

	Name	Ingredients	Price (USD)			Name	Price (USD)
Special 特選	Szechuan Pepper Numb Pork Feet 麻辣豬手火鍋	Ham Hock, Crab Stick, Taro Silk, Flammulina, Shiitake, Tofu, Tomato, Bean Sprouts, Corn millet, Broccoli, Courgette, White Radish, Cabbage	$13.99		**Add-on 加點食材**	Certified Angus Beef 認證安格斯牛肉	$3.95
	JP Miso Hot Soup w/ Kurobuta Pork 日式味增火鍋 配 極黑豬肉	Pork, Clams, Baked Fish Cake, Crab Stick, Tofu Fish Cake, Japanese-style Rolls, Eggs, Taro Silk, Udon, White Radish, Corn Millet, Flammulina, Shiitake, Tofu, Cabbage	$13.99			Superfine Lamb Shoulder 特級羊肩肉	$3.95
	Budae Jjigae w/ Kurobuta Pork 韓式部隊火鍋 配 極黑豬肉	Pork, Ham, Sausage, Fish Patty, Crab Stick, Egg, Shin Ramyun, Kimchi, Tteokbokki, Cheese, White Radish, Onion, Flammulina, Shiitake, Tofu, Cabbage	$13.99			Kurobuta Pork 極黑豬肉	$3.95
						Shrimp 大蝦	$3.95
						Luncheon Meat 火腿午餐肉	$3.95
						Enoki Mushroom 金針菇	$2.50
						Frozen Tofu 凍豆腐	$2.50
						Crab Legs 蟹肉條	$2.50
						Shin Ramyun 辛辣麵	$2.50
						Corns 玉米	$2.50
						Vermicelli 冬粉	$1.00
						Steamed Rice 白飯	$1.00
						Eggs 雞蛋	$1.00
						Green Onion 蔥花	$0.50
						Mashed Garlic 蒜花	$0.50

Quality of Food and Services

We believe that quality is the key to our success. We place strong emphasis on quality control of the food and services provided. Our commitment to the freshness and quality of ingredients is realized through our direct procurement approach. Apart from the taste and quality, our hotpot cuisine also presents a healthy dining option.

For example, UniBoil only serves top-notch ingredients, including Certified Angus Beef, Snake River Farms: American Kurobuta Pork. UniBoil's broth is free of MSG and high volumes of salt and oil that are present in many Chinese hot pot eateries.

Pricing strategy

Our pricing strategy focuses on providing high quality, healthy hot pot dishes which have unique flairs. Because of this, we expect to be able to charge somewhat more for our products than other restaurants, as long as the customers agree that our food is better than average.

We consider, amongst other things, the general market trend, prices set by our competitors and the price of raw materials.

Our restaurant is targeted to maintain a of gross profit margin level between 60%-70%

Our customers

We offer chinese hot pot as our main dishes, aiming to attract a broad base of customers from different income segments and age groups. Hotpot is a very fun meal to eat due to its limitless possibilities, as every visit offers the opportunity to try new broths, new food mix-ins, and create new sauces. It serves as a great social activity and therefore hot pot dining is very often a social activity and our customers usually dine as a group.

70% of our customers are between the ages of 18 and 42, who tend to have higher disposable incomes, busy lifestyles and dine out more frequently. In addition, as customers in this age group with higher disposable income levels and are willing to pay higher prices for a quality dining experience.

Brand management

We are marketed under the "UniBoil" brand. Our brand marketing are designed to strengthen our reputation for quality and delicious hot pot cuisine and to promote our restaurant as ideal venues for family, social and other group gatherings. Our chinese name "煮道", means the "principle" of cooking. Within the context of traditional Chinese philosophy and religion, "道" is the principle which can only be achieved and learnt through actual living experience of one's everyday being.

Marketing Strategy

Our marketing strategy focuses mainly on making our existence known to the people living or working close to our location. Our marketing strategy focuses on the following:

- increase advertising activities on social media and the Internet to enhance our brand recognition;
- attract new customers and increase the frequency of visits by current customers through our customer loyalty programs;
- making our existence known to the people working close to our location;
- use flyers, direct mailers and billboards to establish customer awareness and product attractiveness, and advertise sales promotions that will help bring in customers; and
- increase communications with our customers through the social media to enhance overall customer satisfaction. In addition, we use a variety of other promotional initiatives to promote customer loyalty and increase sales.

Sales Strategy

We need to offer fast services at peak times. The key is a good crowd balance, so that we never look empty but we are never so full that we turn people away.

Our most important sales strategy is to develop repeat business. Every customer who comes in has to want to return. To that end, we will offer some of the more established sales strategies such as discount cards, special menu days, and a regularly changing menu. We intend to keep accurate track of what types of hot pots and other foods sell well and to create a program of customer feedback through social media and crowd-sourced reviews websites like yelp.com. With this information we will be able to streamline our food line to match the local tastes and encourage more people to eat at UniBoil.

Product Development

It is important to offer new menu items and innovate new dishes from time to time in order to attract new and returning customers. In addition, our menus are required to be adjusted and modified in response to the changing tastes, preferences and increasing demand of customers. Our management and chefs review of the menus and dishes regularly based on market trends, seasonal factors and feedback from our customers. We continuously seek to enhance our soup base and innovate new dishes through research, feedback from customers and prevailing trends, not only to offer our clients delicious food, variety in cuisine, but also refreshing and nice dining experience.

Competition

Restaurants in the California is highly competitive, fragmented and subject to rapid change. If we cannot successfully compete in the marketplace, our business, financial condition and operating results will be adversely affected. Since our business is highly competitive, various competitive factors may reduce our revenues and profit margins.

The number, size and strength of our competitors also vary widely. We compete with a number of other hot pot restaurants in the Los Angeles as well as other types of full-service restaurants, eating outlets, including fast food restaurants, cafes and bars. Our competitors include both locally-owned restaurants and other restaurants that are members of regional or national chains.

We believe we can stand out from our competitors through quality of food, reputation, brand name recognition, customer service, restaurant location and environment. We believe that our high quality and unique hot pot cuisine, business model, competitive price-to-value matrix and established brand are the major factors to differentiate ourselves from our competitors.

Our Team

We are a small company with our employee categories including counter clerks, kitchen help, and busboys. We have 20 employees total. The Chief Operating Officer will be in attendance during normal business hours. In addition, specific other employees will have supervisory roles for times when the Chief Operating Officer is not able to be present.

We will continue to enhance the service and quality of our employees through training programs and proper supervision. We also plan to introduced new incentive schemes, such as bonus-sharing scheme to motivate our employees and attract candidates to join our team.

Appendix B - RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We may not be able to maintain and increase the sales and profitability of our restaurant.
Our restaurant's sales is a critical factor affecting our revenue and profit. It will also affect our sales growth. Our ability to increase our restaurant sales depends in part on our ability to successfully implement our initiatives to increase customer traffic and seat turnover rate, such as extending operating hours, driving customer traffic in non-peak hours and offering value-added services, maintaining a strong brand image in the existing market. We do not guarantee that we will be able to achieve our targeted sales growth and profitability for our restaurant or that existing restaurant sales would not decrease. Sales and profits growth may be materially and adversely affected if any of these were to happen.

If we cannot secure renewal of existing lease agreement on commercially reasonable terms, our business, results of operations and ability to implement our growth strategy will be materially and adversely affected.
We compete with other retailers and restaurants for locations in the competitive markets for retail premises. Based on their size advantage and/or their greater financial resources, some of our competitors may have the ability to negotiate more favorable lease terms than we can and some landlords and developers may offer priority or grant exclusivity to some of our competitors for desirable locations. We cannot assure you that we will be able to renew existing lease agreement on commercially reasonable terms, if at all.

Our current restaurant location may become unattractive, while attractive new locations may not be available for a commercially reasonable price.
Our current restaurant location may no longer be attractive as economic or demographic patterns change. In addition, demographics surrounding of our current restaurant location may deteriorate. If this happens, we may need to close or relocate our restaurant. However, we cannot assure you that we will be able to identify and secure suitable locations and at commercially reasonable prices, which may have a material adverse effect on our results of operation.

Our business is affected by changes in consumer taste and discretionary spending, and we may not be able to update our menus, develop new products and innovate new dishes in a timely manner that are responsive to such changes.
The restaurant industry is affected by consumer taste and preference. Our success relies, in part, upon our ability to update our menus, develop new products and innovate new dishes successfully, which in turn depends on our ability to anticipate the consumer preferences, including the dietary habit of consumers, and to market our products in ways that would appeal to their preferences. Although we constantly update our menus and innovate new dishes to adapt to changes in dining trends, shifts in consumer taste and nutritional trends in the United States. Failure to do so may adversely affect our results of operation and financial performance.

Our historical financial and operating results are not indicative of future performance.
Our revenue, operating expenses and results of operations may vary from period to period and from year to year in response to a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income, retail spending, and confidence and therefore our historical results may not be indicative of our future performance.

Our business depends significantly on the market recognition of our brand.

Our business depends significantly on the market recognition of our brand name "Uni-Boil" or "煮道" which is crucial for us to maintain our competitive advantage. Whether we can do so depends on our ability to:

- develop new products and innovate new dishes;
- maintain the uniqueness and deliciousness of our menu offerings;
- provide our food and services at affordable prices;
- Provide pleasant dining environments; and
- respond to any change in the competitive restaurant industry in the United States.

However, our ability to maintain our brand recognition very often depends on a number of factors and some of which are beyond our control. Failure to maintain, protect, promote and enhance our brand could materially and adversely impact our business and results of operations.

Our restaurant is susceptible to risks in relation to rental increases.
Rental expenses represent a significant portion of our total operating expenses and thus our profitability and financial performance may be adversely affected by any substantial increase in the rental expenses of our restaurant premises.

Shortages or interruptions in the availability and delivery of our food and other raw materials may have a material adverse effect on our business operations and financial performance.
If our suppliers do not deliver our food and other raw materials in a timely manner, we may experience supply shortages or interruptions, which could have a material adverse effect on our business operations and financial performance. In addition, our suppliers may increase the prices of our food and other raw materials, which may lead to a shrinking of our operating margin and therefore our financial performance if we cannot increase the prices of our dishes. Moreover, the ability to source quality food ingredients from reliable sources that meet our food safety and quality specifications at competitive prices is crucial to our ability to maintain consistent quality and our menu offerings.

Any failure to maintain effective quality control systems for our restaurant could have a material adverse effect on our reputation, results of operations and financial performance.
The quality and safety of the food we serve is critical to our success. Maintaining consistent food quality and safety of food depends significantly on the effectiveness of our quality control systems, which in turn depends on a number of factors, including the design of our quality control systems and our ability to ensure that our employees adhere to those quality control policies and guidelines. Any significant failure or deterioration of our quality control systems could have a material adverse effect on our reputation, results of operations and financial performance.

Any failure or perceived failure to deal with customer complaints or adverse publicity involving our food or services could materially and adversely impact our business and results of operations.
Negative publicity or news reports or allegations in printed and online media, whether accurate or not, regarding our restaurant, food quality and safety standard can adversely affect our business. Negative customer perception of our business may potentially be induced by reports on public health concerns, negative media attention concerning our competitors or catering services providers across the food industry supply chain. Any such negative publicity could materially harm our business, brands and results of operations.

Any significant liability claims, food contamination complaints from our customers or reports of incidents of food tampering could adversely affect our reputation, business and operations.
We face an inherent risk of food contamination and liability claims. Our food quality depends partly on the quality of the food ingredients and raw materials provided by our suppliers and we may not be able to detect

all defects in our supplies. In addition, due to the nature of hot pot, we serve raw food, which creates a greater chance of food contamination.

We may be unable to receive compensation from suppliers for contaminated ingredients used in our dishes and indemnity provisions in our supply contracts may be insufficient.

In the event that we become subject to food safety claims caused by contaminated or otherwise defective ingredients or raw materials from our suppliers, we can attempt to seek compensation from the relevant suppliers. However, indemnities provided by suppliers may be limited and the claims against suppliers may be subject to certain conditions precedent which may not be satisfied. Further, our supply contracts usually do not have provisions to cover lost profits and indirect or consequential losses. If no claim can be asserted against a supplier, or amounts that we claim cannot be recovered from the supplier, to the extent that our insurance coverage is insufficient, we may be required to bear such losses and compensation at our own costs. This could have a material adverse effect on our business, financial condition and results of operations.

Events that disrupt the operations of any of our restaurant, such as fires, floods, earthquakes or other natural or man-made disasters, may materially and adversely affect our business operations.

Our operations are vulnerable to interruption by fires, floods, hurricanes, power failures and shortages, hardware and software failures, computer viruses, terrorist attacks and other events beyond our control. Our business is also dependent on prompt delivery and transportation of our food ingredients and raw materials. Certain events, such as adverse weather conditions, natural disasters, severe traffic accidents and delays and labor strikes, could also lead to delayed or lost deliveries of food supplies to our restaurant which may result in the loss of potential business. Perishable food ingredients may also deteriorate due to delivery delays, malfunctioning of refrigeration facilities or poor handling during transportation by our suppliers or our logistics partners. In addition, fires, floods, earthquakes and terrorist attacks may lead to evacuations and other disruptions in our operations, which may also prevent us from providing quality food and services to customers. Any such event could materially and adversely affect our business operations and results of operations.

Increases in the cost of ingredients may lead to declines in our margins and operating results.

Any rise in the cost of the food ingredients may lead to declines in our margins and operating results. The cost of the food ingredients we use in our restaurant depends on a variety of factors and many of which are beyond our control.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business and operation.

Our brand is essential to our success. However, we may face claims of infringement that could interfere with the use of our proprietary know-how, concepts, recipes or trade secrets. Defending against such claims may be costly and, if we are unsuccessful, we may be prohibited from continuing to use such proprietary information in the future or be forced to pay damages, royalties or other fees for using such proprietary information, any of which could negatively affect our sales, profitability and prospects.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our success depends upon the continuing services of our management team. We must continue to attract, retain and motivate a sufficient number of qualified personnel to maintain consistency in the quality and operation of our restaurant. In addition, competition for experienced management and operating personnel in the restaurant industry is intense, and the pool of qualified candidates is limited. We may not be able to retain the services of our key management and operating personnel or attract and retain high-quality personnel in the future.

Our business could be adversely affected by difficulties in employee recruiting and retention

Our ability to attract, motivate, and retain a sufficient number of qualified employees for our restaurant operations is a critical factor in our continued success. We cannot guarantee that we would be able to recruit or retain a sufficient number of qualified employees for our business. Any material increase in employee turnover rates in our restaurant and any failure to recruit skilled personnel and to retain key staff due to factors such as failure to keep up with market average employee salary levels may increase the difficulty to implement our growth strategy. Any increased labor costs due to factors like Competition, increased minimum wage requirements and employee benefits may potentially impact our operating costs. Any of the above would materially and adversely affect our business and results of operations.

We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on investments in new facilities, decorations and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility.

RISKS RELATING TO OUR INDUSTRY

Macro-economic factors have had and may continue to have a material adverse effect upon our business, financial condition and results of operations.

The restaurant industry is affected by macroeconomic factors, including changes in international, national, regional and local economic conditions, employment levels and consumer spending patterns. In particular, our restaurant is located in the United States and accordingly, our results of operations are closely affected by the macro-economic conditions in the United States. Any deterioration of the U.S. economy, decrease in disposable consumer income, fear of a recession and decreases in consumer confidence may lead to a reduction of customer traffic and average spending per customer at our restaurant, which could materially and adversely affect our financial condition and results of operations.

Intense competition in the restaurant industry could prevent us from increasing or sustaining our revenue and profitability.

Restaurants in the California is highly competitive, fragmented and subject to rapid change. If we cannot successfully compete in the marketplace, our business, financial condition and operating results will be adversely affected. Since our business is highly competitive, various competitive factors may reduce our revenues and profit margins. The number, size and strength of our competitors also vary widely. We compete with a number of other hot pot restaurants in the Los Angeles as well as other types of full-service restaurants, eating outlets, including fast food restaurants, cafes and bars. Our competitors include both locally-owned restaurants and other restaurants that are members of regional or national chains.

We face significant competition at our location from a variety of restaurants in various market segments, including locally-owned restaurants and regional and international chains. There are a number of well-established competitors with substantially greater financial, marketing, personnel and other resources than ours, and many of our competitors are well established in the markets where our restaurant is located. Our competitors may also develop new restaurants that operate with similar concepts and target our customers resulting in increased competition.

RISKS RELATED TO THE OFFERING

We determined the price of the shares arbitrarily.
The offering price of the shares of common stock has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that price of the shares is the fair market value of the shares or that investors will earn any profit on them.

We cannot assure that we will pay dividends.
We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our common stock. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

You can't easily resell the securities.
There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.
We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Appendix D - FINANCIAL STATEMENTS

MANAGEMENT CERTIFICATION
OF
THE FINANCIAL STATEMENTS

I, Wai Lun Pun, the Chief Operating Officer of Uni-Boil MP Inc., a California Corporation (the Company), hereby certify that:

(1) the financial statements of the Company included in this Form are true and complete in all material respects; and

(2) the tax return information of the Company included in this Form reflects accurately the information reported on the tax return for the Company filed for the fiscal years ended 31 December 2017, 31 December 2016 and 31 December 2015 respectively.



Wai Lun Pun
Chief Operating Officer, Uni-Boil MP Inc.
30 April 2018

Fiscal Year 2017 - Profit and Loss Statement (Unaudited)

Uni-Boil MP Inc.

Profit & Loss

Accrual Basis   January through December 2017

Ordinary Income/Expense	
Income	
Merchandise Sales	789,046.00
Tips Income	163,573.78
Total Income	952,619.78
Cost of Goods Sold	
Food Cost	236,676.49
Merchant Account Fees	17,749.08
Total COGS	254,425.57
Gross Profit	698,194.21
Expense	
Advertising and Promotion	12,837.33
Bank Service Charges	607.60
Charity	100.00
Depreciation Expense	13,043.04
Equipment Lease	1,700.45
Insurance Expense	22,346.52
Miscellenous	815.03
Office Supplies	11,359.19
Payroll Expenses	260,883.01
Payroll Tax	
IRS	83,184.71
State	12,247.51
Total Payroll Tax	95,432.22
Professional Fees	85,341.90
Reimbursement	25,230.59
Rent Expense	129,010.13
Repairs and Maintenance	10,053.81
Sales Tax	83,961.11
Storage Fee	1,648.00
Tax and License	8,060.29
Travel Expense	3,522.38
Utilities	25,951.41
WF CASH ACCOUNT CREDIT	0.00
WF CASH ACCOUNT DEBIT	0.00
Total Expense	791,904.01
Net Ordinary Income	-93,709.80
Other Income/Expense	
Other Income	
Gain on purchase of stock	10,280.00
Interest Income	0.12
Total Other Income	10,280.12
Net Other Income	10,280.12
Net Income	-83,429.68

Fiscal Year 2017 - Profit and Loss Statement, Monthly Breakdown (Unaudited)

Uni-Boil MP Inc.

Profit & Loss

Accrual Basis

January through December 2017

	Jan 17	Feb 17	Mar 17	Apr 17	May 17	Jun 17	Jul 17	Aug 17	Sep 17	Oct 17	Nov 17	Dec 17
Ordinary Income/Expense												
Income												
Merchandise Sales	74,436.00	55,332.40	52,403.60	50,496.53	62,945.19	58,929.28	47,993.21	61,045.39	60,973.40	78,109.86	98,203.73	88,177.41
Tips Income	21,865.44	16,253.80	15,393.47	10,982.95	13,690.53	12,817.07	15,009.50	19,091.48	19,068.96	5,729.41	7,203.30	6,467.87
Total Income	96,301.44	71,586.20	67,797.07	61,479.48	76,635.72	71,746.35	63,002.71	80,136.87	80,042.36	83,839.27	105,407.03	94,645.28
Cost of Goods Sold												
Food Cost	35,290.71	16,217.35	13,407.14	17,281.59	20,168.22	14,223.67	13,782.81	24,210.56	13,230.00	22,611.70	25,389.79	20,862.95
Merchant Account Fees	1,850.80	1,938.19	1,385.22	1,311.76	1,252.78	1,532.45	1,390.27	697.03	1,541.42	1,332.36	1,665.52	1,851.28
Total COGS	37,141.51	18,155.54	14,792.36	18,593.35	21,421.00	15,756.12	15,173.08	24,907.59	14,771.42	23,944.06	27,055.31	22,714.23
Gross Profit	59,159.93	53,430.66	53,004.71	42,886.13	55,214.72	55,990.23	47,829.63	55,229.28	65,270.94	59,895.21	78,351.72	71,931.05
Expense												
Advertising and Promotion	0.00	1,300.00	250.00	530.44	0.00	1,942.00	0.00	629.57	6,533.51	351.81	1,100.00	200.00
Bank Service Charges	6.00	125.00	90.00	20.00	20.00	55.60	20.00	41.00	93.00	111.00	6.00	20.00
Charity	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100.00	0.00
Depreciation Expense	1,086.92	1,086.92	1,086.92	1,086.92	1,086.92	1,086.92	1,086.92	1,086.92	1,086.92	1,086.92	1,086.92	1,086.92
Equipment Lease	138.63	138.63	138.63	138.63	138.63	138.63	139.59	169.79	139.59	139.90	139.90	139.90
Insurance Expense	3,011.19	3,018.64	1,331.91	1,331.91	1,598.99	1,359.50	2,896.38	1,359.50	1,359.50	1,359.50	1,359.50	2,360.00
Miscellenous	317.03	0.00	0.00	313.00	0.00	0.00	0.00	185.00	0.00	0.00	0.00	0.00
Office Supplies	1,711.42	199.09	60.34	216.14	396.79	588.06	757.85	361.84	5,058.54	565.67	294.92	1,148.53
Payroll Expenses	31,617.86	24,037.84	19,002.33	26,489.41	20,683.42	20,731.19	19,525.66	19,277.67	20,427.06	16,663.57	24,306.55	18,120.45
Payroll Tax												
IRS	10,150.01	7,956.19	5,697.60	6,664.54	6,150.04	5,733.59	5,307.22	4,942.62	5,206.66	5,211.13	8,084.59	12,080.52
State	1,705.84	1,983.46	1,357.34	1,321.43	1,121.24	950.02	724.28	599.33	601.67	621.83	0.00	1,261.07
Total Payroll Tax	11,855.85	9,939.65	7,054.94	7,985.97	7,271.28	6,683.61	6,031.50	5,541.95	5,808.33	5,832.96	8,084.59	13,341.59
Professional Fees	1,683.00	2,141.88	1,438.00	2,884.89	6,415.21	7,830.31	6,304.08	8,169.82	14,803.46	13,551.72	10,806.58	9,312.95
Reimbursement	0.00	489.00	48.84	624.02	2,488.24	1,312.48	5,683.57	3,663.78	0.00	3,051.15	2,879.05	4,990.46
Rent Expense	0.00	10,862.56	10,862.56	10,862.56	10,862.56	19,497.33	10,862.56	11,040.00	11,040.00	11,040.00	11,040.00	11,040.00
Repairs and Maintenance	0.00	0.00	0.00	350.00	1,950.00	220.00	6,123.50	0.00	500.31	0.00	790.00	120.00
Sales Tax	0.00	18,655.00	0.00	0.00	20,686.00	5,407.00	4,930.00	4,683.00	6,147.00	10,268.11	6,236.00	6,949.00
Storage Fee	0.00	0.00	0.00	0.00	412.00	206.00	0.00	206.00	206.00	206.00	206.00	206.00
Tax and License	291.00	0.00	0.00	260.00	4,025.00	1,998.70	0.00	0.00	0.00	1,485.59	0.00	0.00
Travel Expense	1,350.78	859.68	244.85	8.00	53.97	68.90	95.65	0.00	155.59	239.25	375.59	70.12
Utilities	1,861.01	2,145.62	1,865.23	1,838.43	2,147.50	2,084.20	2,557.37	2,650.45	2,457.78	2,405.47	1,956.71	1,981.64
WF CASH ACCOUNT CREDIT	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
WF CASH ACCOUNT DEBIT	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Expense	54,930.69	74,999.51	43,474.55	54,940.32	80,236.51	71,210.43	67,014.63	59,066.29	75,816.59	68,358.62	70,768.31	71,087.56
Net Ordinary Income	4,229.24	-21,568.85	9,530.16	-12,054.19	-25,021.79	-15,220.20	-19,185.00	-3,837.01	-10,545.65	-8,463.41	7,583.41	843.49
Other Income/Expense												
Other Income												
Gain on purchase of stock	0.00	0.00	0.00	0.00	0.00	10,280.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Income	0.01	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.02	0.00	0.01	0.00
Total Other Income	0.01	0.02	0.01	0.01	0.01	10,280.01	0.01	0.01	0.02	0.00	0.01	0.00
Net Other Income	0.01	0.02	0.01	0.01	0.01	10,280.01	0.01	0.01	0.02	0.00	0.01	0.00
Net Income	4,229.25	-21,568.83	9,530.17	-12,054.18	-25,021.78	-4,940.19	-19,184.99	-3,837.00	-10,545.63	-8,463.41	7,583.42	843.49

Fiscal Year 2017 - Balance Sheet (Unaudited)

Uni-Boil MP Inc.
Balance Sheet
Accrual Basis — As of December 31, 2017

		Dec 31, 17
ASSETS		
Current Assets		
Checking/Savings		
MP expense		1,526.95
MP income		23,131.86
MP payroll		1,881.19
Saving		114.16
Total Checking/Savings		26,654.16
Other Current Assets		
Due form Uni-Boil Group		10,331.62
Total Other Current Assets		10,331.62
Total Current Assets		36,985.78
Fixed Assets		
Accumulated Depreciation		-26,189.04
Leasehold Improvement		60,401.00
Machine		46,600.00
Total Fixed Assets		80,811.96
TOTAL ASSETS		**117,797.74**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		2,375.56
Total Accounts Payable		2,375.56
Other Current Liabilities		
Due to UBL		34,835.18
Loan Payable to Shareholder		30,000.00
Other Liability		2.22
Total Other Current Liabilities		64,837.40
Total Current Liabilities		67,212.96
Total Liabilities		67,212.96
Equity		
Minority Owner		
Chik Ho Wong	300.00	
Connie Fu	300.00	
Connie Yue	300.00	
Elaine Yan Liang	500.00	
Elynne Chu	300.00	
Hui Song	300.00	
Jiacheng Xie	300.00	
Jin Zheng	300.00	
Kuosheng Ma	300.00	
Kwai Kuen Lee	3,000.00	
Leslie Chan	300.00	
Mei Ching Rina Kwok	520.00	
Ming Fai Lai	200.00	
Phong Pham	300.00	
Ricky Fu	300.00	
Sam Yang	500.00	
Victor Chou	500.00	
Wai Cheong Ricky Poon	2,500.00	
Weiheng Liu	300.00	
Xidi Feng	500.00	
Zhenlong Mu	300.00	
Total Minority Owner		12,120.00
Owners Equity		121,894.46
Net Income		-83,429.68
Total Equity		50,584.78
TOTAL LIABILITIES & EQUITY		**117,797.74**

Fiscal Year 2017 - Statement of Cash Flows (Unaudited)

Uni-Boil MP Inc.
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-83,429.68
Adjustments to reconcile Net Income to net cash provided by operations:	
Accumulated Depreciation	13,043.04
Net cash provided by Operating Activities	-70,386.64
FINANCING ACTIVITIES	
Due form Uni-Boil Group	-10,041.59
Due from UBL	35,000.00
Due to UBL	34,835.18
Minority Owner:Chik Ho Wong	300.00
Minority Owner:Connie Fu	300.00
Minority Owner:Connie Yue	300.00
Minority Owner:Elaine Yan Liang	500.00
Minority Owner:Elynne Chu	300.00
Minority Owner:Hui Song	300.00
Minority Owner:Jiacheng Xie	300.00
Minority Owner:Jin Zheng	300.00
Minority Owner:Kuosheng Ma	300.00
Minority Owner:Kwai Kuen Lee	3,000.00
Minority Owner:Leslie Chan	300.00
Minority Owner:Mei Ching Rina Kwok	520.00
Minority Owner:Ming Fai Lai	200.00
Minority Owner:Phong Pham	300.00
Minority Owner:Ricky Fu	300.00
Minority Owner:Sam Yang	500.00
Minority Owner:Victor Chou	500.00
Minority Owner:Wai Cheong Ricky Poon	2,500.00
Minority Owner:Weiheng Liu	300.00
Minority Owner:Xidi Feng	500.00
Minority Owner:Zhenlong Mu	300.00
Net cash provided by Financing Activities	71,913.59
Net cash increase for period	1,526.95
Cash at beginning of period	25,127.21
Cash at end of period	26,654.16

Fiscal Year 2017 - Statement of Changes in Equity (Unaudited)

Uni-Boil MP

Statement of changes in equity for the year ended 31st December 2017

	Share Capital	Retained Earnings	Revaluation Surplus	Total Equity
	USD	USD	USD	USD
Balance at 1 January 2016	117,938.00	3,956.46	- 0	121,894.46
Changes in accounting policy	- 0	- 0	- 0	- 0
Correction of prior period error	- 0	- 0	- 0	- 0
Restated balance	117,938.00	3,956.46	- 0	121,894.46
Changes in equity for the year 2016				
Owner Contribution	12,120.00	- 0	- 0	12,120.00
Income for the year	- 0	(83,429.68)	- 0	(83,429.68)
Revaluation gain	- 0	- 0	- 0	- 0
Dividends	- 0	- 0	- 0	- 0
Balance at 31 December 2011	130,058.00	(79,473.22)	- 0	50,584.78

Uni-Boil MP Inc.
Profit and Loss Statement (Unaudited)

Period	Jan to Dec, 2016	Jan to Dec, 2015
Total Income	706,330	297,002
Cost of Goods Sold	239,713	89,450
Gross Profit	466,617	207,553
Expense		
Accounting Service	3,937	1,629
Advertising, Promotion and Marketing	1,188	5,465
Automobile Expense	11,642	-
Bank Service Charges	467	690
Depreciation Expense	13,043	103
Equitment Lease	1,504	346
Insurance Expense	25,058	11,955
Internet Service	948	991
Janitorial Expense	990	-
Supplies & Tools	12,825	637
Payroll Expenses	136,139	80,000
Pest Control	192	1,058
Professional Fees	1,521	2,210
Rent Expense	133,156	66,082
Repairs and Maintainence	958	2,123
Store sign	1,060	-
Tax and License	94,862	21,982
Telephone Expense	57	174
Travel Expense	429	1,958
Utilities	22,683	6,699
Other Expenses	-	6,998
WF CASH ACCOUNT CREST OFFSET	-	-
WF CASH ACCOUNT DEBIT OFFSET	3	-
Total Expense	462,661	211,100
Net Ordinary Income	3,956	(3,548)
Other Income / Expense		
Interest Income	0	0
Total Other Income	**0**	**0**
Net Income	3,956	(3,548)

Uni-Boil MP Inc.
Balance Sheet (Unaudited)

Period Ending	31 Dec 2016	31 Dec 2015
ASSETS		
Current Assets:		
Checking / Savings		
Checking	24,641	32,618
Saving	486	0
Total Checking/Savings	25,127	32,618
Other Current Assets		
Due from Uni-Boil Group, Inc	290	-
Due from UBL Holding Inc.	35,000	-
Total Other Current Assets	35,290	0
Total Current Assets	**60,417**	**32,618**
Fixed Assets		
Accumulated Depreciation	(13,146)	(103)
Leasehold Improvement	60,401	7,401
Machine	46,600	-
Total Fixed Assets	**93,855**	**7,298**
TOTAL ASSETS	**154,272**	**39,916**
LIABILITIES		
Current Liabilities:		
Accounts Payable	2,376	3,575
Loan Payable to Shareholder	30,000	30,000
Other Liability	2	3
Total Current Liabilities	**32,378**	**33,578**
Total Liabilities	**32,378**	**33,578**
EQUITY		
Owners Equity	117,938	10,000
Retained Earnings	3,956	(3,662)
Total Equity	**121,894**	**6,338**
TOTAL LIABILITIES & EQUITY	**154,272**	**39,916**

Uni-Boil MP Inc.
Statement of Cash Flows (Unaudited)

Period	Jan to Dec, 2016	Jan to Dec, 2015
Operating Activities		
Net income	3,956	(3,548)
Depreciation and Amortization	13,043	103
Changes in Accounts Payable	(1,200)	3,575
Other Items	-	(111)
Net Operating Cash Flow	**15,799**	**19**
Investing Activities		
Leasehold Improvement	(53,000)	(7,401)
Machine	(46,600)	-
Net Investing Cash Flow	**(99,600)**	**(7,401)**
Financing Activities		
Due from Uni-Boil Group, Inc	(290)	-
Due from UBL Holding Inc.	(35,000)	-
Loans from Shareholders	-	30,000
Owners Equity & Other Financing	111,600	10,000
Net Financing Cash Flow	**76,310**	**40,000**
Net Change in Cash	**(7,491)**	**32,618**
Cash at beginning of period	**32,618**	**0**
Cash at the end of the period	**25,127**	**32,618**

Uni-Boil MP Inc.
Statement of Changes in Equity (Unaudited)

	Share Capital	Retained Earnings	Revaluation Surplus	Total Equity
Balance at 8 May 2015	10,000			
Changes in equity for the year 2016				
Owner Contribution				
Income for the year		(3,662)		
Revaluation gain				
Dividends				
Balance at 31 December 2015				6,338
Changes in equity for the year 2016				
Owner Contribution	111,600			
Income for the year		3,956		
Revaluation gain				
Dividends				
Balance at 31 December 2016				121,894

Notes to the Financial Statements

Business Activity

Uni-boil MP Inc. (The Company), incorporated in California on 8 May 2015, is a full-service hot pot restaurant in Los Angeles, California operating under the brand name of "UniBoil". The Company's primary sources of revenue are restaurant sales.

Significant Accounting Policies

The Company's financial statements have been prepared in accordance with the significant accounting policies disclosed below which the management have determined are appropriate. Such accounting policies are consistent with the previous period unless stated otherwise.

Basis of Presentation

The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

Going Concern

The financial statements have been prepared on a going concern basis of accounting, which contemplates the continuity of normal business activity, realisation of assets and settlement of liabilities in the normal course of the business. The going concern basis of preparation is considered appropriate by the management.

Significant accounting judgments and use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Revenue recognition

Revenue primarily consists of food and beverage sales. Revenue from restaurant sales is recognized when food and beverage products are sold at the Company's restaurant net of any discounts. Sales of food and beverages are recognised in the income statement at the point of sale to customers.

Cost of Good Sold

Cost of Good Sold primarily represents food and beverage costs, which include the direct costs associated with food, beverage and distribution of our menu items.

Advertising, Promotion and Marketing Cost

Advertising, promotion and marketing cost include all media, production and related costs for both local restaurant advertising and national marketing.

Tax and License

Tax and License consists of payroll tax, sales tax, income tax, and various business licenses and fees.

Statements of Cash Flows

The statements of cash flows are presented using indirect method, to reveal the sources and uses of cash by the Company. It presents information about cash generated from operations and the effects of various changes in the balance sheet on the Company's cash position.